UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gilead Sciences, Inc.

File No. 0-19731 - CF#23022

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Gilead Sciences, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for the information it excluded from an Exhibit to a Form 10-Q filed November 4, 2005.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Special Counsel